UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. ___)*

Planet Payment, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

U72603118
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☒	Rule 13d-1 (c)
☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 8 Pages

CUSIP No. U72603118	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inter-Atlantic Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,037,950
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,037,950
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,037,950
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%
12	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. U72603118	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inter-Atlantic Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,037,950
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,037,950
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,037,950
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. U72603118	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Lerner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,037,950
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,037,950
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,037,950
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. U72603118	13G	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brett Baris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,037,950
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,037,950
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,037,950
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. U72603118	13G	Page 6 of 8 Pages

Item 1(a).	Name of Issuer:

Planet Payment, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

670 Long Beach Blvd., Long Beach, New York 11561

Item 2(a).	Name of Persons Filing:

Inter-Atlantic Fund, LP
Inter-Atlantic Advisors, Ltd.
Andrew Lerner
Brett Baris

All of the securities covered by this report are owned directly by Inter-Atlantic Fund, LP.  Inter-Atlantic Advisors, Ltd. is the general partner of Inter-Atlantic Fund, LP, and Andrew Lerner and Brett Baris control Inter-Atlantic Advisors, Ltd.  As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that any of Inter-Atlantic Advisors, Ltd., Andrew Lerner or Brett Baris is the beneficial owner of any of the securities covered by this statement, and each of Inter-Atlantic Advisors, Ltd., Andrew Lerner and Brett Baris expressly disclaims any equitable or beneficial ownership of such securities.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Address for Inter-Atlantic Fund, LP, Inter-Atlantic Advisors, Ltd., Andrew Lerner and Brett Baris:

c/o Inter-Atlantic Group
142 West 57th Street, 11th Floor
New York, NY  10019

Item 2(c).	Citizenship:

Inter-Atlantic Fund, LP was organized under the laws of Bermuda.
Inter-Atlantic Advisors, Ltd was organized under the laws of Bermuda.
Andrew Lerner is a United States citizen.
Brett Baris is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01

Item 2(e).	CUSIP Number:

U72603118

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. U72603118	13G	Page 7 of 8 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

The Reporting Persons may be deemed to beneficially own a total of 4,037,950 shares of Common Stock as of January 4, 2012.

(b)	Percent of Class: 7.5%

The Reporting Persons’ beneficial ownership of 4,037,950 shares of Common Stock constitutes 7.5% of all the outstanding shares of Common Stock, based upon the number of shares of Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Persons.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 4,037,950

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 4,037,950

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company of Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

CUSIP No. U72603118	13G	Page 8 of 8 Pages

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 4, 2013

INTER-ATLANTIC FUND, LP

By:	INTER-ATLANTIC ADVISORS, LTD., as general partner

By:	/s/ Andrew Lerner
Name:	Andrew Lerner
Title:	Director

INTER-ATLANTIC ADVISORS, LTD.

By:	/s/ Andrew Lerner
Name:	Andrew Lerner
Title:	Director

/s/ Andrew Lerner
Andrew Lerner

/s/ Brett Baris
Brett Baris

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (see 18 U.S.C. 1001).